UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-206222

AG DALLAS LLC

and each of the other

subsidiary guarantor registrants listed in Schedule A

(Exact name of registrant as specified in its charter)

5960 Berkshire Lane, Suite 900

Dallas, Texas 75225

(214) 432-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of 4.500% Senior Notes due 2026

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Explanatory Note: Pursuant to Section 15(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 12h-3 thereunder, the obligation of each of the subsidiaries of Eagle Materials Inc. (the “Company”) listed in Schedule A (the “Subsidiary Guarantors”) to file periodic reports under the Exchange Act with respect to the guarantees (the “Guarantees”) of 4.500% Senior Notes due 2026 (the “Senior Notes”) registered pursuant to the Registration Statement on Form S-3 (Registration No. 333-206222), dated August 7, 2015, as amended by Post-Effective Amendment No. 1 to Registration Statement on Form S-3, dated July 25, 2016 (the “2015 Registration Statement”), has been or is being suspended. The 2015 Registration Statement expired in 2018, and there are no securities currently registered for sale thereunder. At all times from and after April 1, 2019 (the first day of the fiscal year after the 2015 Registration Statement expired), the Senior Notes and Guarantees have been held by fewer than 300 persons.

The subsidiary guarantors registrants under the 2015 Registration Statement are filing this Form 15 to provide notice to the U.S. Securities and Exchange Commission that their duty to file reports under Section 13 and 15(d) of the Exchange Act with respect to the Senior Notes has been suspended.

Schedule A

TABLE OF SUBSIDIARY GUARANTOR REGISTRANTS1

Exact Name of Registrant as Specified in its Charter[2]	State or Other Jurisdiction of Incorporation or Organization
AG DALLAS LLC	Delaware
AG SOUTH CAROLINA LLC	Delaware
AMERICAN GYPSUM COMPANY LLC	Delaware
AMERICAN GYPSUM MARKETING COMPANY LLC	Delaware
AUDUBON MATERIALS LLC	Delaware
AUDUBON READYMIX LLC	Delaware
CCP CEMENT LLC	Nevada
CCP CONCRETE/AGGREGATES LLC	Delaware
CCP GYPSUM LLC	Nevada
CCP LAND COMPANY	Nevada
CCP LEASING LLC	Delaware
CPCC LAND COMPANY LLC	Delaware
CENTEX CEMENT LLC	Nevada
CENTEX MATERIALS LLC	Delaware
EAGLE CEMENT COMPANY LLC	Delaware
EAGLE MATERIALS IP LLC	Delaware
FARMING SOLUTIONS HOLDINGS LLC	Delaware
FARMING SOLUTIONS LLC	Delaware
IC ENERGY LLC	Delaware
ILLINOIS CEMENT COMPANY LLC	Delaware
HOLLIS & EASTERN RAILROAD COMPANY LLC	Delaware
KANSAS CITY AGGREGATE LLC	Delaware
KANSAS CITY FLY ASH LLC	Delaware
KANSAS CITY READYMIX LLC	Delaware
MICHIGAN CEMENT COMPANY LLC	Delaware
MOUNTAIN CEMENT COMPANY LLC	Nevada
MOUNTAIN LAND & CATTLE COMPANY LLC	Nevada
NEVADA CEMENT COMPANY LLC	Nevada
REPUBLIC PAPERBOARD COMPANY LLC	Delaware
RIO GRANDE DRYWALL SUPPLY CO LLC	Nevada
SKYWAY CEMENT COMPANY LLC	Delaware
TEXAS CEMENT COMPANY	Nevada
TLCC GP LLC	Delaware
TLCC LP LLC	Delaware
TULSA CEMEMT LLC	Delaware
WESTERN CEMENT COMPANY OF CALIFORNIA	California
WISCONSIN CEMENT COMPANY	Wisconsin

[1]	The following co-registrants under the 2015 Registration Statement are no longer in existence or are no longer subsidiary guarantors and have been omitted as Additional Registrants to this Form 15:

CRS Atlantic LLC

CRS Blocker 1 Inc.

CRS Blocker 2 Inc.

CRS Blocker 3 Inc.

CRS Blocker 4 Inc.

CRS Holdco LLC

CRS Proppants LLC

Dunning Properties, L.L.C.

Eagle Materials Aviation LLC

Eagle Oil and Gas Proppants Holdings LLC

Eagle Oil and Gas Proppants LLC

Great Northern Sand LLC

Green Property Farms, LLC

Green Rose Investments, LLC

Mathews Readymix LLC

MEV Land Trust LLC

Minnesota Sand Company LLC

Northern White Sand LLC

Western Aggregates LLC

[2]	Each of the subsidiary guarantor registrants have the following principal executive office:

c/o Eagle Materials Inc.

5960 Berkshire Lane, Suite 900

Dallas, Texas 75225

(214) 432-2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the subsidiary guarantor registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AG DALLAS LLC

AG SOUTH CAROLINA LLC

AUDUBON MATERIALS LLC

AUDUBON READYMIX LLC

CPCC LAND COMPANY LLC

CCP LEASING LLC

CENTEX CEMENT LLC

CENTEX MATERIALS LLC

EAGLE CEMENT COMPANY LLC

EAGLE MATERIALS IP LLC

FARMING SOLUTIONS HOLDINGS LLC

FARMING SOLUTIONS LLC

ILLINOIS CEMENT COMPANY LLC

HOLLIS & EASTERN RAILROAD COMPANY LLC

KANSAS CITY AGGREGATE LLC

KANSAS CITY FLY ASH LLC

KANSAS CITY READYMIX LLC

MICHIGAN CEMENT COMPANY LLC

MOUNTAIN CEMENT COMPANY LLC

MOUNTAIN LAND & CATTLE COMPANY LLC

NEVADA CEMENT COMPANY LLC

REPUBLIC PAPERBOARD COMPANY LLC

RIO GRANDE DRYWALL SUPPLY CO. LLC

SKYWAY CEMENT COMPANY LLC

TEXAS CEMENT COMPANY

TLCC GP LLC

TLCC LP LLC

TULSA CEMENT LLC

WESTERN CEMENT COMPANY OF CALIFORNIA

WISCONSIN CEMENT COMPANY LLC

Date: October 29, 2020	By:	/s/ D. Craig Kesler
D. Craig Kesler
Senior Vice President and Treasurer

AMERICAN GYPSUM COMPANY LLC AMERICAN GYPSUM MARKETING COMPANY LLC

Date: October 29, 2020	By:	/s/ D. Craig Kesler
D. Craig Kesler
Senior Vice President, Treasurer and Assistant Secretary

CCP CEMENT LLC CCP CONCRETE/AGGREGATES LLC CCP GYPSUM LLC CCP LAND LLC

Date: October 29, 2020	By:	/s/ D. Craig Kesler
D. Craig Kesler
Senior Vice President – Finance and Treasurer

IC ENERGY LLC

Date: October 29, 2020	By:	/s/ William R. Devlin
William R. Devlin
Vice President